Exhibit (a)(4)

May 5, 2014

Rodney Windley

Executive Chairman

Gentiva Health Services, Inc.

3350 Riverwood Parkway, Suite 1400

Atlanta, GA 30339

Tony Strange

Chief Executive Officer, President and Director

Gentiva Health Services, Inc. 3350 Riverwood Parkway, Suite 1400

Atlanta, GA 30339

Dear Rod and Tony:

I appreciate the time you have taken to speak with me as well as the time your Board of Directors has taken to review our offer to combine our two businesses. We are very disappointed, however, that we have not been able to engage more substantially on the strategic, financial and industrial logic of the combination of our two companies and the opportunity it affords our patients for a more integrated care experience. It is unclear to us how Gentiva on a standalone basis can replicate the clinical, strategic and financial opportunities generated from our combined operations. Moreover, now is the perfect time to bring Gentiva and Kindred together and leverage our combined platforms to achieve revenue, cost and capital synergies which will better positions each of us to not just respond to, but to help shape, the evolution of the post-acute care industry.

Our team would like to work with you and your team towards crafting a transaction that would benefit all of our shareholders. In light of your April 28, 2014 letter, articulating Gentiva’s unwillingness to engage in meaningful dialogue on a potential combination of our two companies, Kindred is prepared to increase its offer to $14.00 per share composed of 50% stock and 50% cash. Additionally, given our confidence in the strategic and financial opportunities of the combination, Kindred is prepared to increase the cash portion of consideration up to 100% at your shareholders’ election. We strongly believe that many of your shareholders, and in particular the greater than 20% of Gentiva shareholders who are also shareholders of Kindred, will favor the stock of the combined company if given an opportunity. This proposal represents a significant premium of 82% over Gentiva’s closing price on May 2, 2014. While the aggregate cash component of consideration would represent approximately 91% of Gentiva’s market capitalization, the Gentiva shareholders also would continue to benefit from the additional value creation in the combined company.

We have been working with Citi to assess financing options, and we and Citi are highly confident in the ability to raise the necessary funds to complete the proposed transaction, as reflected in the attached correspondence from Citi.

680 South Fourth Street         Louisville, Kentucky 40202

502.596.7300                     KY TDD/TTY# 800.648.6057

I also want to respond to your comments regarding Kindred approaching executives of Gentiva. First, let me assure you that we have not shared any material non-public information with respect to our discussions with anyone other than our Board and our teammates and advisors working on the transaction. Moreover, I want to assure you that we are not soliciting any of your executive officers for employment at Kindred nor have we engaged in any broad solicitation or recruitment of Gentiva employees. From time to time, however, we may hire current and former employees of Gentiva, just as we assume that Gentiva, from time to time, may hire current and former Kindred employees. If in the ordinary course we were to hire any of Gentiva’s employees we would not knowingly violate any enforceable non-compete restrictions.

Kindred would welcome discussing the proposed transaction with you and the Gentiva Board of Directors in order to understand your Board’s views, facilitate further interaction between our respective management teams and to work towards achieving a transaction in the best interest of all of our constituents. To that end, we request a meeting with you and your independent directors to present what we think is an incredibly compelling opportunity for our collective shareholder groups, patients and employees. If we ultimately pursue a transaction that includes a significant stock component, we also would be open to expanding the Kindred Board of Directors to include representation from your Board.

This letter is not intended to create or constitute any legally binding obligation, liability or commitment by us regarding a transaction or any other matter. There will be no legally binding agreement between us regarding a transaction unless and until a definitive agreement is executed.

We are very excited by the prospect of combining our two businesses. Our proposed terms reflect our current understanding of the attractiveness of Gentiva’s business and the value that a transaction could create for both sets of our shareholders. We trust you and your Board will carefully evaluate the logic of the combination and look forward to productive discussions regarding our proposal. We respectfully request your response by the close of business on May 13, 2014.

Please feel free to contact me with any questions.

Yours truly,

Paul J. Diaz

Chief Executive Officer

Kindred Healthcare, Inc.

cc: Edward L. Kuntz, Chairman of the Board

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